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SEC FILE NUMBER
8-51899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACA/Prudent Investors Planning Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

290 Route 22 Suite 201
(No. and Street)

Green Brook	New Jersey	08812
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan C. Achtel	732-926-1100	alan@acaprudent.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JVA Accountants and Advisors
(Name – if individual, state last, first, and middle name)

5100 PGA Boulevard Suite 309	Palm Beach Gardens	Florida	33418
(Address)	(City)	(State)	(Zip Code)

10/19/2010	5288
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACA/Prudent Investors Planning Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEETU GOYAL
Notary Public, State of New Jersey
My Commission Expires Oct 31, 2029

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACA/Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2024

ACA/Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2024

Table of Contents:

Report of Independent Registered Public Accounting Firm	**3 – 4**
Statement of Financial Condition	**5**
Statement of Operations	**6**
Statement of Cash Flows	**7**
Statement of Changes in Stockholders' Equity	**8**
Notes to the Financial Statements	**9 – 13**
Computation of Net Capital Under Rule 15c3-1	**14**
Exemption Report	**15**
Report of Independent Registered Public Accounting Firm For a Broker-Dealer Claiming an Exemption From SEC Rule 15C3-3	**16-17**
Agreed-upon Procedures Report (e)(4)	**18-19**

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA

JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACA Prudent Investors Planning Corporation (a New Jersey Subchapter S Corporation) as of December 31, 2024 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that and the related notes and Schedule III Rule 15c3-3 exemption report (collectively referred to as the financial statements). *In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA Prudent Investors Planning Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.*

Basis for Opinion

These financial statements are the responsibility of ACA Prudent Investors Planning Corporation's management. Our responsibility is to express an opinion on ACA Prudent Investors Planning Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACA Prudent Investors Planning Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PHONE: (561) 867-0345 | 5100 PGA BOULEVARD, SUITE 309 • PALM BEACH GARDENS, FL 33418
PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876
PHONE: (973) 810-4210 | 4 MAIN STREET, PO BOX 2114 • BRANCHVILLE, NJ 07826
WWW.JVAFIRM.COM | WWW.JVAFIRMFL.COM

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I Computation of Net Capital Under SEC Rule 15c3 and, Schedule II Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of ACA Prudent Investors Planning Corporation's financial statements. The supplemental information is the responsibility of ACA Prudent Investors Planning Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, Schedule I Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ACA Prudent Investors Planning Corporation's auditor since 2018.

JVA Accountants & Advisors
Certified Public Accountants

Palm Beach Gardens, FL
February 12, 2025

ACA/Prudent Investors Planning Corporation
Statement of Financial Condition
As of December 31, 2024

ASSETS	
Current assets:	
Cash	$ 305,408
Accounts receivable	105,409
Prepaid expense	26,973
Total Current Assets	$ 437,790
Other asset:	
Fixed assets- net	935
Total Assets	$ 438,725
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$ 41,365
Total Current Liabilities	$ 41,365
Shareholders' Equity:	
Common stock: 100 shares authorized, stated value $1 100 shares issued and outstanding	$ 100
Additional paid in capital	109,900
Retained earnings	287,360
Shareholders' equity	$ 397,360
Total Liabilities & Shareholders' Equity	$ 438,725

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2024

Revenues:	
Revenue	$ 1,886,469
Interest Income	5,680
Total Revenues	$ 1,892,149
General and administrative expenses:	
Salary & payroll tax expense	$ 550,923
Rent expense	53,794
Retirement plan	64,059
General administration	69,231
Total General and Administrative Expenses	738,007
Net Income Before Income Tax Provision	$ 1,154,142
Provision for income taxes	73,100
Net Income	$ 1,081,042

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:	
Net income	$ 1,081,042
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	408
Changes in other operating assets and liabilities:	
Prepaid expense	1,444
Accounts receivable	(10,223)
Accounts payable and accrued expenses	(17,709)
Net cash provided by operating activities	$ 1,054,962
Cash flow from investing activities:	
Acquisition of Fixed Assets	-
Net cash (used) by investing activities	$ -
Cash flow from financing activities:	
Distributions paid to shareholders	$ (966,381)
Net cash (used) by financing activities	$ (966,381)
Net increase in cash during the year	$ 88,581
Cash at December 31, 2023	$ 216,827
Cash at December 31, 2024	$ 305,408
Supplemental disclosures of cash flow information:	
Interest paid during the year	$ 0
Income taxes paid during the year	$ 73,100

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2024

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2023	100	$ 100	$ 109,900	$ 172,699	$ 282,699
Distributions paid to Shareholders				(966,381)	(966,381)
Net income for the year				1,081,042	1,081,042
Balance at December 31, 2024	100	$ 100	$ 109,900	$ 287,360	$ 397,360

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2024

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Fixed Assets, Net – Fixed Assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their economic useful lives, generally five years.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements. The Company does pay a minimum Corporate Income Tax to the State of New Jersey. At December 31, 2024, there were no significant income tax uncertainties that would require financial statement recognition. In addition, no interest or penalties were recorded.

The Corporation has elected to pay the Stockholders share of state income taxes through the State of New Jersey's Alternative Income Tax Program. The amount of this payment was $ 71,600.

3. Revenue From Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions – The company sells Mutual Funds, Variable and Fixed Annuities and Unit Investment Trust and receives a commission from the Investment Company or Life Insurance Company. Commissions are paid to the company upon the opening of the account.

Distribution fees – The company receives a 12(b)1 or Asset Based Fee from the Investment Companies or Life Insurance Companies for servicing the client's account. This fee is based on a percentage of the assets with the applicable Investment Company or Life Insurance Company and is recognized as it is paid to the company.

Asset Management

Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received annually and are recognized as revenue at the time the fees are received.

Disaggregated Revenue From Contracts With Customers:

The following table presents revenue by major source.

Revenue from contracts with customers:	2024
Asset management fees	
Investment advisory fees	$ 396,634
Total asset management fee revenue	$ 396,634
Total revenue from contracts with customers	$ 396,634

4. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2024 because of their short-term nature.

5. Fixed Assets, Net

Fixed assets, net consisted of the following:

	Year Ending December 31, 2024
Furniture and Fixtures	$ 5,555
Equipment	25,279
	30,834
Less accumulated depreciation	(29,899)
Fixed assets, net	$ 935

6. Concentrations of Credit Risk

The Company at times during operations has cash deposits that exceed $ 250,000 in one account in individual banks. The Federal Deposit Insurance Company (FDIC) insures only the first $ 250,000 in member banks. Generally, these accounts are redeemable upon demand and therefore, bear minimal risk

7. Commitments and Contingencies

The Company moved its office in January, 2017 and currently operates on a 'month-to-month' lease commitment for office space in Green Brook, New Jersey. The property is owned by the stockholders of ACA/Prudent Investors Planning Corp. Total rent expense under this office leases for the year ending December 31, 2024 was $ 53,794.

In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840 *Accounting for Leases* effective for reporting periods beginning after December 31, 2018. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Since the company leases its office on a month to month basis, the company has made an accounting policy election, and is permitted to do so, not to recognize lease assets and liabilities. The company has made this election since the lease term is less than twelve months, the company has not made any improvements to the office, is not the sole user of the building, there is no guaranteeing the debt and would not be economically disruptive for the company to relocate to a new facility. The effective date for adoption of this accounting principal became effective with fiscal years beginning after December 15, 2021.

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

8. Retirement Plans

The Company maintains a 401(k) Employee Retirement Plan for qualifying employees and contributes a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Employer contributions to the 401(k) Employee Retirement Plan for the calendar year 2024 were $ 20,520.

The Company also maintains a defined contribution Profit Sharing Plan for employees that have met certain employee requirements. The contributions to the Profit Sharing Plan are discretionary. Profit sharing contributions for the calendar year 2024 were $43,539.

9. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $ 358,022 which was $ 353,022 in excess of its required net capital of $ 5,000. The Company's ration of aggregate indebtedness to net capital was 11.55 to 1.

10. Rule 15c3-3 Exemption

The Company is not exempt from SEA Rule 15c3-3, in reliance of footnote 74 to SEC Release 34-70073. ACA/Prudent Investors Planning Corp does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

11. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2024 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Reconciliation of Computation of New Capital Pursuant to Rule 15c3-1

As a Broker-Dealer, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$ 397,360
DEBITS:	
Non-allowable assets:	
Non-allowable portion of accounts receivable	(11,430)
Prepaid expense	(26,973)
Fixed assets- net	(935)
NET CAPITAL	$ 358,022
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$ 358,022
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$ 353,022
AGGREGATE INDEBTEDNESS:	$ 41,365
AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.55%
Excess Net Capital Previously Reported	$ 353,022
Excess Net Capital Per Audited Report	$ 353,022

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

ACA/Prudent Investors Planning Corporation

290 Route 22 Suite 201
Green Brook, New Jersey 08812

Schedule III
December 31, 2024

Rule 15c3-3 Exemption Report

ACA/Prudent Investors Planning Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. To the best of its knowledge and belief, ACA/Prudent Investors Planning Corporation states the following:

(1) ACA/Prudent Investors Planning Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. $240.15-c3-3, and

(2) ACA/Prudent Investors Planning Corporation is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R, $240.17a-5 because ACA/Prudent Investors Planning Corporation limits its business activities exclusively to: (1) Broker selling Variable Annuities, (2) Mutual Fund retailer on a subscription basis where the funds are payable to the issuer or its agent and not to ACA/Prudent Investors Planning Corporation, (3) Broker retailing Unit Investment Trusts, and (4) Municipal Securities Broker including 529 College Savings Plans,

(3) ACA/Prudent Investors Planning Corporation (1) did not hold customer funds, (2) did not safekeep customer securities and (3) did not carry accounts for customers throughout the most recent year without exceptions.

Thank you,

Alan C. Achtel President

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA

JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholders of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17 a-5, in which (1) ACA Prudent Investors Planning Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and (2) ACA Prudent Investors Planning Corporation is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because ACA Prudent Investors Planning Corporation limits its business activities exclusively to (1) Broker selling Variable Annuities,(2) Mutual Fund retailer on a subscription basis where the funds are payable to the issuer or its agent and not to ACA Prudent Investors Planning Corporation, (3) Broker retailing Unit Investment Trusts, and (4) Municipal Securities Broker including 529 College Savings Plans . In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ACA Prudent Investors Planning Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACA Prudent Investors Planning Corporation's compliance with the exemption provisions. A review is substantially less in

scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

JVA Accountants & Advisors
Certified Public Accountants

Palm Beach Gardens, FL
February 12, 2025

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA

JVA ACCOUNTANTS & ADVISORS

"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended for the year ended December 31, 2024. Management of ACA Prudent Investors Planning Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. *Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;*

PHONE: (561) 867-0345 | 5100 PGA BOULEVARD, SUITE 309 • PALM BEACH GARDENS, FL 33418
PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876
PHONE: (973) 810-4210 | 4 MAIN STREET, PO BOX 2114 • BRANCHVILLE, NJ 07826
WWW.JVAFIRM.COM | WWW.JVAFIRMFL.COM

2. *Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;*

3. *Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;*

4. *Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and*

5. *Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences,*

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties

JVA Accountants & Advisors
Certified Public Accountants

Palm Beach Gardens, FL
February 12, 2025